Exhibit 99.7
SCHEDULE II — EXTENDICARE INC VALUATION AND QUALIFYING ACCOUNTS
(thousands of dollars)

		Additions		Additions
		Provisions	Additions	(Subtractions)	Subtractions
	Balance at	for Losses	Relating	from	Written off	Balance
Allowance for	Beginning	on Accounts	to	Foreign	Net of	at End
Doubtful Accounts	of Period	Receivable	Acquisition	Exchange	Recoveries	of Period
Year ended:
December 31, 2003	16,224	15,672	—	(2,938)	12,536	16,422
December 31, 2004	16,422	14,883	—	(1,004)	16,588	13,713
December 31, 2005	13,713	17,986	876	(574)	14,681	17,320